UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 28, 2011

To whom it may concern:

Company Name:	Mizuho Securities, Co., Ltd.
Representative:	Keisuke Yokoo, President & CEO
Code Number:	8606 (TSE, OSE, NSE: 1st Sec.)
Contact:	Daiki Shintaku, General Manager of Corporate Communications Department
(TEL. 03-5208-2030)
Parent Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Code Number:	8411 (TSE, OSE: 1st Sec.)

Differences in Earnings Results for the Fiscal Year Ended March 31, 2011

Compared to the Previous Fiscal Year

Mizuho Securities Co., Ltd. hereby announces differences in its earnings results for the fiscal year 2010 (April 1, 2010 to March 31, 2011) compared to the previous fiscal year (April 1, 2009 to March 31, 2010).

1.	Differences in Earnings Results

(1) Non-Consolidated

	(Millions of yen)
	Operating Revenues	Operating Income/(Losses)	Ordinary Income/(Losses)	Net Income/(Losses)
Fiscal Year 2010 (A)	193,692	(10,824)	(8,393)	(92,212)
Fiscal Year 2009 (B)	216,979	20,967	22,998	18,195
Difference (C) = (A) - (B)	(23,287)	(31,792)	(31,392)	(110,408)
Difference (%) (C) / (B)	(10.7%)	—	—	—

(2) Consolidated

	(Millions of yen)
	Operating Revenues	Operating Income/(Losses)	Ordinary Income/(Losses)	Net Income/(Losses)
Fiscal Year 2010 (A)	268,595	(36,945)	(33,720)	(29,312)
Fiscal Year 2009 (B)	312,161	30,887	33,073	127,064
Difference (C) = (A) - (B)	(43,565)	(67,833)	(66,793)	(156,377)
Difference (%) (C) / (B)	(14.0%)	—	—	—

Notes: Amounts less than one million yen are rounded down

2.	Factors in Major Differences

In fiscal year 2010, operating revenues, operating income and ordinary income decreased primarily due to a decline in commissions and fees income and net trading gains. Non-consolidated net income for fiscal year 2010 decreased significantly due to extraordinary losses on the write-down of affiliate stocks. Consolidated net income for fiscal year 2010 also decreased significantly, primarily due to gains received from negative goodwill associated with the merger, which was recognized as an extraordinary gain in fiscal year 2009.

Contact:	Mizuho Securities Co., Ltd.
Corporate Communications Department
Tel: 03-5208-2030

End